SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2019

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒       Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes   ☐  No    ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             )

Table of contents

-	Press release dated May 14, 2019;
-	Ordinary Shareholders’ Meeting Resolutions;
-	Press release dated May 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate Secretary’s Staff Office

Date: May 31, 2019

Eni: Shareholders’ meetings approves 2018 Financial Statements

•	2018 net profit, € 3.17 billion

•	Total dividend per share for 2018 of € 0.83

•	Authorisation to the Board of Directors for buy-back programme of Eni shares

•	Remuneration Report assented

Rome, 14 May 2019 – The Ordinary Meeting of Eni’s Shareholders, held today, resolved the following:

•	to approve the financial statements at December 31, 2018 of Eni S.p.A. which report a net profit amounting to 3,173,442,590.70 euro;
•	to allocate the net profit for the period of 3,173,442,590.70 euro, of which 1,660,963,734.84 euro remains following the distribution of the 2018 interim dividend of 0.42 euro per share, resolved by the Board of Directors on September 13, 2018, as follows:
-	the amount of 2,132,000 euro to the reserve required by Article 6, paragraph 2 of Legislative Decree No. 38 of February 28, 2005;
-	to Shareholders in the form of a dividend of 0.41 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2018 of 0.42 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2018 therefore amounts to 0.83 euro per share;
-	the payment of the balance of the 2018 dividend in the amount of 0.41 euro per share, payable on May 22, 2019, with an ex-dividend date of May 20, 2019 and a record date of May 21, 2019;
-	the available reserve the amount of net profit remaining after the distribution of the proposed dividend;

•	to authorise the Board of Directors - pursuant to and for the purposes of Article 2357 of the Italian Civil Code - to proceed with the purchase of shares of the Company, in multiple tranches, for a period of eighteen months from the date of this resolution, for the pursuit of the purpose referred to in the report of the Board of Directors to today’s Shareholders’ Meeting relating to this item on the agenda, within the time limits and on the conditions set out below:
-	the maximum number of shares to be purchased is equal to 67,000,000 ordinary shares, representing about 1.84% of the share capital of Eni SpA, which currently amounts to €4,005,358,876.00, represented by 3,634,185,330 ordinary shares with no par value, for a total outlay of up to €1,200,000,000. The purchases shall be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held.
-	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements, including EU rules, or (if applicable) current accepted market practices, which price shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction;
-	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices and specifically:
▪	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of buy orders with predetermined sell orders;
▪	with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

▪	under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in the proposed resolution.
•	to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to in the previous point, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices.

In addition Eni’s Shareholders Meeting resolves in favour of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree 58/98.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad):

+ 80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni S.p.A.

Registered Office: Rome, Piazzale Enrico Mattei, 1 – Italy

Company Share capital euro 4,005,358,876.00 fully paid up

Rome Companies Register – Tax Identification Number 00484960588

VAT Number 00905811006, R.E.A. Rome No. 756453

Ordinary Shareholders’ Meeting Resolutions

Eni S.p.A. Ordinary Shareholders’ Meeting held on May 14, 2019 resolved:

•	to approve the financial statements at December 31, 2018 of Eni S.p.A. which report a net profit amounting to 3,173,442,590.70 euro;
•	to allocate the net profit for the period of 3,173,442,590.70 euro, of which 1,660,963,734.84 euro remains following the distribution of the 2018 interim dividend of 0.42 euro per share, resolved by the Board of Directors on September 13, 2018, as follows:
-	the amount of 2,132,000 euro to the reserve required by Article 6, paragraph 2 of Legislative Decree No. 38 of February 28, 2005;
-	to Shareholders in the form of a dividend of 0.41 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2018 of 0.42 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2018 therefore amounts to 0.83 euro per share;
-	the payment of the balance of the 2018 dividend in the amount of 0.41 euro per share, payable on May 22, 2019, with an ex-dividend date of May 20, 2019 and a record date of May 21, 2019;
-	the available reserve the amount of net profit remaining after the distribution of the proposed dividend;
•	to authorise the Board of Directors - pursuant to and for the purposes of Article 2357 of the Italian Civil Code - to proceed with the purchase of shares of the Company, in multiple tranches, for a period of eighteen months from the date of this resolution, for the pursuit of the purpose referred to in the report of the Board of Directors to today’s Shareholders’ Meeting relating to this item on the agenda, within the time limits and on the conditions set out below:
-	the maximum number of shares to be purchased is equal to 67,000,000 ordinary shares, representing about 1.84% of the share capital of Eni SpA, which currently amounts to €4,005,358,876.00, represented by 3,634,185,330 ordinary shares with no par value, for a total outlay of up to €1,200,000,000. The purchases shall be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held.
-	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements, including EU rules, or (if applicable) current accepted market practices, which price shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction;
-	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices and specifically:

▪	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of buy orders with predetermined sell orders;
▪	with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and
▪	under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in the proposed resolution;
•	to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to in the previous point, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices.

In addition Eni’s Shareholders Meeting resolves in favour of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree 58/98.

Documents to be distributed

Eni’s Annual Report 2018 (italian edition) including the financial statements of the parent company at December 31, 2018, approved by the Shareholders’ Meeting, the consolidated financial statements at December 31, 2018, the management’s report- which includes a section on the consolidated non financial statement drafted pursuant to Legislative Decree 254/2016 (transposing Directive 2014/95/EU) - the certification pursuant to article 154-bis, paragraph 5, of Legislative Decree 58⁄1998, the report of the statutory auditors and the report of the external auditors is available at the company’s registered office in Rome, Piazzale Enrico Mattei, 1, at Borsa Italiana S.p.A. (italian stock exchange) and at the centralized storage device authorised by Consob called “1info” – which can be consulted on the website www.1info.it.

The minutes of the Meeting will be available under law provisions.

The Report on corporate governance and shareholding structure and the Remuneration report are also available at Eni S.p.A. registered office, Borsa Italiana S.p.A. (Italian Stock Exchange) and at the centralized storage device authorised by Consob called “1info” – which can be consulted on the website www.1info.it.

The above-mentioned documents are also available free of charge on the Company website (www.eni.com) and may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free number 800940924 for calls from Italy and 80011223456 for calls from outside Italy, after dialling the international access code.

Payment of Year 2018 final Dividend

Eni S.p.A. Shareholders’ Meeting resolved to pay final dividends on May 22, 2019, coupon No. 32, being the ex-dividend date May 20, 2019 and the record date May 21, 2019. Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

In order to exercise the rights incorporated in the shares owned, Shareholders holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System.

The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through Citibank N.A.

2

Eni Board of Directors approves measures to begin buy-back programme

San Donato Milanese (MI), 30 May 2019 – The Eni Board of Directors, in execution of the authorization granted by the Eni Shareholders’ Meeting of 14 May 2019 and within the terms announced to the market on that date, has approved measures to begin the 2019 share buy-back programme, in the maximum amount of €400,000,000 and up to a maximum of 67,000,000 shares.

The programme gives the Company a flexible option to give its shareholders an additional return beyond the distribution of dividends, in line with Eni’s commitment to a progressive shareholder remuneration policy linked to the growth in profits.

The purchases will start in the first week of June 2019 and will terminate within the month of December 2019.

In order to execute the programme, Eni will engage an authorised agent, who will purchase Eni shares on a fully independent basis, including with regard to the timing of purchases and in compliance with the daily price and volume limits. In particular, the price of each transaction shall not be more than 5% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA (“MTA”), on the day before each individual transaction and, in any case, shall not exceed the higher of the price of the last independent trade and the highest current independent purchase bid on the MTA.

Share purchases will be made on the MTA pursuant to Art. 144-bis, paragraph 1, letter b) of Consob Regulation no. 11971/1999 and in accordance with the additional conditions set out in the Eni’s shareholder resolution of 14 May 2019, as well as in compliance with Regulation (EU) no. 596/2014 on market abuse and Delegated Regulation (EU) 2016/1052.

The amount of purchases for 2020 will be announced to the market during the strategy presentation at which the new 2020-2023 Strategic Plan will be illustrated.

At present, Eni holds 33,045,197 treasury shares, equal to approximately 0.91% of share capital, acquired during previous buy-back programs. Eni subsidiaries do not own shares in the Company.

Eni will announce the details of any purchases made to the market within the time limits and with the procedures required by applicable regulations.

Company Contacts:

Press Office: Tel. +39 02 52031875 – +39 06 59822030

Freephone for shareholders (from Italy): 800 940924

Freephone for shareholders (from abroad): +800 11223456

Switchboard: +39 06 59821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com